YUKON-NEVADA GOLD CORP. REPORTS ON PROGRESS
AT SILVER VALLEY AND KETZA RIVER

Vancouver, Canada – July 25, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces further results from its drilling program at its wholly owned Silver Valley property located near Ross River, in the Yukon Territory, Canada.

Silver Valley

Diamond drilling on the Silver Valley silver-lead-gold-copper property was put on hold at the end of May, and the drill moved to the Shamrock area of the Ketza gold project. Drilling to date has focused on the moderate to deep portions of the vein. A drill capable of drilling shallow angle holes is required to test the upper part of the vein. Results have been received for 14 drill holes since the May 16, 2007 news release. These were step-out holes along the vein to the south, and several contained noteworthy intercepts. See Figure 1. at www.yngc.ca

Drill hole SV-07-62 was the last one drilled, and returned 913.0 g/t Ag and 23.3% Pb over a true thickness of 1.83 meters. This intercept also contained 0.48 g/t Au and 0.9% Cu. Hole SV-07-59 contained three intercepts, including 1170 g/t Ag and 12.9% Pb over a true thickness of 0.67 meters, which also contained 0.72 g/t Au and 1.0% Cu.

Holes drilled to date at Silver Valley are on only one portion of one exposed vein within the geologically prospective project area. Line cutting has been completed on this first target area, in preparation for a ground geophysical survey to identify extensions of this vein system. Two other ground geophysical grids will cover the Silver Rain and Silver Belle targets, 2.25 and 3.75 kilometers southeast of the current area of drilling respectively. An airborne geophysical survey was recently completed over the Silver Valley property, which covers approximately 2,400 hectares.

Table 1. Silver Valley

DDH	From (m)	To (m)	True Width (m)	g/t Au	g/t Ag	%Pb	%Zn	%Cu
SV-07-50	154.53	157.58	2.86	0.55	341.0	2.9		0.5
SV-07-51	73.35	75.29	1.88		161.0
	152.63	153.00	0.36	4.23	6.0
SV-07-52	128.65	129.65	0.92	1.00	68.9	0.1		0.2
SV-07-53	113.15	114.91	1.15		32.7	1.2	1.0
SV-07-55	105.77	106.57	0.77	0.52	103.0	0.5		0.1
SV-07-57	134.85	136.32	1.34	1.01	739.4	0.4	0.1	1.4
SV-07-58	63.09	64.15	0.93	0.01	23.5	1.1	2.2
	150.73	151.61	0.78	2.58

Table 1. (continued) Silver Valley

DDH	From (m)	To (m)	True Width (m)	g/t Au	g/t Ag	%Pb	%Zn	%Cu
SV-07-59	47.07	47.85	0.65	0.01	197.0	7.1	1.2
	126.49	127.29	0.67	0.72	1170.0	12.9		1.0
	159.13	160.63	1.25	4.15	5.6	0.2
SV-07-60	60.05	63.09	2.79	0.30	155.0	0.3		0.5
SV-07-61	47.98	48.42	0.42	0.02	212.0	6.8	1.5
	60.05	63.64	3.42	0.92	239.5	1.1		1.1
SV-07-62	63.09	64.98	1.83	0.48	913.0	23.3		0.9

Drill holes SV-07-49, 54, and 56 had no significant intersections.

Ketza Project Update

Drilling continues on the Shamrock area of the Ketza gold project, with all assays pending. Drilling has commenced on the Hoodoo Zone oxide target, uphill from the Lab Zone gold deposit. A detailed ground magnetic survey has been completed, covering the area from Shamrock through the manto deposits, and other surveys are in progress. An aggressive target generation and follow-up program is being conducted this season in addition to infill and step out drilling on the known resource areas. A revised resource estimate in accordance with National Instrument 43-101 is being undertaken. This estimate, which will include additions to mineralization identified since the last 43-101 report in October 2005, will be announced when available.

All assays for the drill program at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by Ketza River’s Project Manager, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President -Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yngc.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

     This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.